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                                December 8, 2003

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549-1004
Attn: Barbara Jacobs

RE:      CRYSTAL DECISIONS, INC.
         REGISTRATION STATEMENT ON FORM S-1
         (FILE NO. 333-105559)

Ladies and Gentlemen:

      Crystal Decisions, Inc. (the "Company") hereby makes application to withdraw its Registration Statement on Form S-1, File Number 333-105559 (the "Form S-1 Registration Statement") relating to its common stock, par value $0.001 per share (the "Common Stock") pursuant to Rule 477 under the Securities Act of 1933, as amended. In connection with its agreement to be acquired by Business Objects, S.A., the Company has elected not to proceed with the offering for which the Form S-1 Registration Statement was filed. No offers or sales of the Company's Common Stock have been or will be made pursuant to the Form S-1 Registration Statement.

      Accordingly, we request an order granting the withdrawal of the Form S-1 Registration Statement to be issued by the Securities and Exchange Commission as soon as possible.

      If you have any questions, please contact John T. Sheridan of Wilson Sonsini Goodrich & Rosati at (650) 320-4631 or Julia Reigel of Wilson Sonsini Goodrich & Rosati at 650-320-4509. Please provide a copy of the order granting the withdrawal of the Form S-1 Registration Statement to Susan J. Wolfe of Crystal Decisions at 650-838-7401 and Mr. Sheridan and Ms. Reigel at 650-493-6811.

                                           Very truly yours,

                                           /s/ Jonathan J. Judge

                                           Jonathan J. Judge
                                           President and Chief Executive Officer

cc:   Steven B. Stokdyk, Esq., Sullivan & Cromwell LLP
      Susan J. Wolfe, Esq., Crystal Decisions, Inc.
      John T. Sheridan, Wilson Sonsini Goodrich & Rosati
      Julia Reigel, Wilson Sonsini Goodrich & Rosati